AMG FUNDS III

AMENDMENT NO. 27 TO THE DECLARATION OF TRUST

CERTIFICATE AND INSTRUMENT OF AMENDMENT

May 25, 2017

The undersigned, an officer of AMG Funds III (the “Trust”), a business trust organized under the laws of The Commonwealth of Massachusetts, does hereby amend the Trust’s Declaration of Trust dated November 23, 1987, as amended from time to time (the “Declaration of Trust”), as follows:

WHEREAS, Section 5.12 of the Declaration of Trust provides that the Trustees may issue classes of shares of any series or divide the shares of any series into classes and that the classes shall be established and designated upon the execution by a majority of the then Trustees, or an officer of the Trust pursuant to the vote of a majority of the Trustees, of an instrument setting forth such establishment and designation; and

WHEREAS, a majority of the Trustees wish to establish and designate an additional class of shares as Class Z shares of AMG Managers Cadence Emerging Companies Fund; and

WHEREAS, a majority of the Trustees have authorized and directed the officers of AMG Funds III to prepare and file with the Secretary of The Commonwealth of Massachusetts and other applicable authorities an amendment to the Declaration of Trust to reflect the share class changes described above;

NOW THEREFORE, effective immediately, pursuant to Section 5.12 of the Declaration of Trust, Class Z shares of AMG Managers Cadence Emerging Companies Fund are hereby designated and established.

The foregoing amendment may be signed in counterparts with the same effect as if all signatories had signed the same document. All such counterparts shall be deemed an original, shall be construed together and shall constitute one and the same instrument.

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IN WITNESS WHEREOF, the undersigned has executed this instrument as of the date first set forth above.

/s/ Mark J. Duggan
Name:	Mark J. Duggan
Title:	Chief Legal Officer